

September 17, 2014

<u>Via U.S. Mail</u>
Everett Dickson
President and Chief Executive Officer
Language Arts Corp.
1075 Peachtree Street NE, Suite 3650
Atlanta, GA 30309

      Re: Language Arts Corp.
               Form 8-K
               Filed September 15, 2014
               File No. 0-55270

Dear Mr. Everett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please correct the commission file number on the cover page. Our records show that your commission file number is 0-55270.

Item 4.01 Change in Registrant's Certifying Accountant, page 2

The Termination of LL Bradford, page 2

2. We note your disclosure in the third paragraph that LL Bradford's report on your financial statements as of April 30, 2014 and for the period April 22, 2013 through April 30, 2014 included in Form 10-K was modified as to a going concern uncertainty. Please revise your disclosure to clarify that the report of LL Bradford on your financial statements as of April 30, 2013 and for the period from April 22, 2013 through April 30, 2013 included in Form S-1 filed June 3, 2014 was also modified as to a going concern

       uncertainty. Also, your disclosure in the third paragraph contradicts your disclosure in the first paragraph that none of the reports of LL Bradford were modified as to uncertainty. Please revise to reconcile your disclosures.

Item 9.01 Financial Statements and Exhibits

Exhibits

3. Please file an updated letter from LL Bradford in the amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from LL Bradford at the time you file your amendment then please disclose this fact in the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief